Sol Strategies Sells Bitcoin to Increase Solana Holdings

Exercises Option At Substantially Below Market

Toronto, Ontario--(Newsfile Corp. - December 11, 2024) - Sol Strategies Inc., (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or, the "Company"), a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem, today announced the continuation of the strategic reallocation of assets to increase its Solana holdings.

Solana Holdings

  Option Exercise: The Company recently acquired 8,000 SOL through the exercise of call options with an exercise price of USD $180 per SOL, for a total cost of USD $1,520,000 (CAD $2,131,344).
  Market Purchases and Sales: Since October 29, 2024, the Company purchased 5,852.93 SOL for a total cost of USD$1,386,838 (CAD $1,966,267) and sold 4,080 SOL for net proceeds of US$1,004,102 (CAD $1,402,530) which was used to pay the cash portion of the Cogent Crypto acquisition that closed on November 25, 2024.
  Solana Investments: Sol Strategies increased its SOL holdings to 142,031.09 SOL (CAD $42,949,817) an increase of 11,905.87 SOL from 130,125.22 SOL (CAD $32,202,081) as of October 29, 2024, the Company's last press release disclosing its SOL holdings.
  Delegated Stake: The total delegated stake to the Company's validators reached 948,242.86 SOL, including 142,031.09 SOL delegated by the Company.
  Bitcoin Holdings: Following a strategic sale of 19.7975 BTC for CAD $2,718,126 in gross proceeds, the Company now holds 3.168BTC, valued at CAD $436,333.

○ On December 6, 2024, the Company sold 19.7975 BTC for gross proceeds of CAD $2,718,126, which was used to exercise the options to acquire SOL, as stated in this release.

○ As of October 29, 2024, the Company's last reporting period, Sol Strategies held 23.168 BTC (CAD $3,191,181).

*The above Canadian dollar (CAD) amount are based on prices and foreign exchange rates quoted by Coinbase

(https://www.coinbase.com/converter/sol/cad and https://www.coinbase.com/converter/btc/cad) and using

https://www.google.com/finance/quote/USD-CAD as at 6:25 pm ET on December 10, 2024.

Leah Wald, CEO of Sol Strategies commented: "This reallocation highlights our strategic focus on Solana as a cornerstone of our investment strategy. By converting Bitcoin into additional Solana holdings, we are reinforcing our commitment to the ecosystem's growth and its potential to deliver long-term value for our shareholders."

About Sol Strategies

Sol Strategies is a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem. The Company focuses on leveraging investment opportunities in staking rewards and Solana-based projects, enabling shareholders to indirectly participate in the decentralized finance landscape. Sol Strategies is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker "HODL" and on the OTC market under the ticker "CYFRF".

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's Nasdaq application, the Company's letter of intent to acquire three additional validators, the appointment of a new strategic advisor, and the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Nasdaq listing and completion of the transactions contemplated by the letter of intent to acquire three additional validators, and their intended impact on the Company. There is no assurance that the Nasdaq listing or the validator acquisition will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

SOURCE: Sol Strategies Inc.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/233355